CERTIFICATE OF QUALIFIED PERSON

To accompany this technical report entitled: “Preliminary Economic Assessment Update for the Timok Project, Republic of Serbia”, prepared for Nevsun Resources Ltd. (the “issuer”) dated November 30, 2017, with an effective date September 01, 2017 (the “Technical Report”).

I, Riley Devlin, residing in Penticton, British Columbia, Canada do hereby certify that:

1)	I am an Electrical Engineer with Struthers Technical Solutions Ltd., #3-1101 Main Street, Penticton BC;

2)	I am a graduate of the University of British Columbia (2002), I obtained a Bachelor of Applied Science in Electrical Engineering I have practiced my profession continuously since November 2002. My relevant experience includes the design, construction and commissioning of industrial power systems for open pit and underground mines;

3)	I am a Professional Engineer registered with the APEGBC (Membership No. 34248);

4)	I have personally inspected the subject project on 26 July 2017;

5)	I have read the definition of “qualified person” set out in National Instrument 43-101 Standards of Disclosure for Mineral Projects(“NI 43-101”) and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101;

6)	As a qualified person, I am independent of the issuer as defined in Section 1.5 of NI 43-101;

7)	I am the co-author of this report and responsible for sections 4.5.2 (power) and 17.1.2 as well as relevant parts of the Executive Summary and accept professional responsibility for those sections of this technical report;

8)	I have had no prior involvement with the subject property;

9)	I have read NI 43-101 and Form 43-101F1 and confirm that this Technical Report has been prepared in compliance therewith;

10)	As of 01 September 2017, to the best of my knowledge, information and belief, the portion of the Technical Report for which I am responsible contains all scientific and technical information that is required to be disclosed to make the portion of the Technical Report for which I am responsible not misleading.

Dated this 30th day of November, 2017 in Penticton, British Columbia, Canada.

“original signed”

Riley Devlin, P.Eng. Electrical Engineer Sturthers Technical Solutions Inc.